# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tempest Therapeutics, Inc., CIK 0001544227
CUSIP: 87978U108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2000 Sierra Point Parkway, Suite 400, Brisbane, California (CA), 94005
Date of event which requires filing of this statement: 03/30/2026
Filed by CIK 0001687880
Persons authorized to receive notices and communications: Max Eisenberg, One Sansome Street, Suite 1650, San Francisco, California (CA), 94104, 415-801-8100

## Reporting persons
- Versant Venture Capital VI, L.P. (CIK 0001687880): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 16,149; shared voting power 0; sole dispositive power 16,149; shared dispositive power 0; aggregate amount beneficially owned 16,149 (0.1% of the class)
  Comment: Comment to Row 2: This Schedule 13D is filed by Versant Venture Capital IV, L.P. ("Versant IV"), Versant Side Fund IV, L.P. ("Side Fund IV"), Versant Ventures IV, LLC ("LLC IV"), Versant Venture Capital VI, L.P. ("Versant VI"), Versant Ventures VI GP, L.P. ("GP VI"), Versant Ventures VI GP-GP, LLC ("LLC VI"), Versant Vantage II, L.P. ("Vantage II LP"), Versant Vantage II GP, L.P. ("Vantage II GP"), Versant Vantage II GP-GP, LLC ("Vantage II LLC" and, with Versant IV, Side Fund IV, LLC IV, Versant VI, GP VI, LLC VI, Vantage II LP and Vantage II GP, collectively, the "Reporting Persons"). LLC IV is the general partner of Versant IV and Side Fund IV, and LLC IV has voting, investment and dispositive power over the shares held by each of Versant IV and Side Fund IV. LLC VI is the general partner of GP VI, which is the general partner of Versant VI. Each of LLC VI and GP VI share voting, investment and dispositive power over the shares held by Versant VI. Vantage II LLC is the general partner of Vantage II GP, which is the general partner of Vantage II LP. Each of Vantage II LLC and Vantage II GP share voting, investment and dispositive power over the shares held by Vantage II LP. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D.
  
  The shares reported on this cover page are held by Versant VI. LLC VI is the general partner of GP VI, which is the general partner of Versant VI. Each of LLC VI and GP VI share voting, investment and dispositive power over the shares held by Versant VI and as a result may be deemed to have beneficial ownership over such securities.
  
  The percentage in Row 13 is based on 14,344,034 shares of Common Stock (as defined in Item 1 of the Original Schedule 13D (as defined in Item 1 below)) outstanding as of March 25, 2026, as set forth in the Issuer's yearly report on Form 10-K for the year ended December 31, 2025, filed with the United States Securities and Exchange Commission (the "Commission") on March 30, 2026 (the "Form 10-K").
- Versant Ventures VI GP, L.P. (CIK 0001777654): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 16,149; sole dispositive power 0; shared dispositive power 16,149; aggregate amount beneficially owned 16,149 (0.1% of the class)
  Comment: Comment to Row 2: This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D.
  
  The shares reported on this cover page are held by Versant VI. LLC VI is the general partner of GP VI, which is the general partner of Versant VI. Each of LLC VI and GP VI share voting, investment and dispositive power over the shares held by Versant VI and as a result may be deemed to have beneficial ownership over such securities.
  
  The percentage in Row 13 is based on 14,344,034 shares of Common Stock outstanding as of March 25, 2026, as set forth in the Form 10-K.
- Versant Ventures VI GP-GP, LLC (CIK 0001777652): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 16,149; sole dispositive power 0; shared dispositive power 16,149; aggregate amount beneficially owned 16,149 (0.1% of the class)
  Comment: Comment to Row 2: This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D.
  
  The shares reported on this cover page are held by Versant VI. LLC VI is the general partner of GP VI, which is the general partner of Versant VI. Each of LLC VI and GP VI share voting, investment and dispositive power over the shares held by Versant VI and as a result may be deemed to have beneficial ownership over such securities.
  
  The percentage in Row 13 is based on 14,344,034 shares of Common Stock outstanding as of March 25, 2026, as set forth in the Form 10-K.
- Versant Vantage II, L.P. (CIK 0001832235): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 162,972; shared voting power 0; sole dispositive power 162,972; shared dispositive power 0; aggregate amount beneficially owned 162,972 (1.1% of the class)
  Comment: Comment to Row 2: This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D.
  
  The shares reported on this cover page are held by Vantage II LP. Vantage II LLC is the general partner of Vantage II GP, which is the general partner of Vantage II LP. Each of Vantage II LLC and Vantage II GP share voting, investment and dispositive power over the shares held by Vantage II LP and as a result may be deemed to have beneficial ownership over such securities.
  
  The percentage in Row 13 is based on 14,344,034 shares of Common Stock outstanding as of March 25, 2026, as set forth in the Form 10-K.
- Versant Vantage II GP, L.P. (CIK 0001839790): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 162,972; sole dispositive power 0; shared dispositive power 162,972; aggregate amount beneficially owned 162,972 (1.1% of the class)
  Comment: Comment to Row 2: This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D.
  
  The shares reported on this cover page are held by Vantage II LP. Vantage II LLC is the general partner of Vantage II GP, which is the general partner of Vantage II LP. Each of Vantage II LLC and Vantage II GP share voting, investment and dispositive power over the shares held by Vantage II LP and as a result may be deemed to have beneficial ownership over such securities.
  
  The percentage in Row 13 is based on 14,344,034 shares of Common Stock outstanding as of March 25, 2026, as set forth in the Form 10-K.
- Versant Vantage II GP-GP, LLC (CIK 0001839789): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 162,972; sole dispositive power 0; shared dispositive power 162,972; aggregate amount beneficially owned 162,972 (1.1% of the class)
  Comment: Comment to Row 2: This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D.
  
  The shares reported on this cover page are held by Vantage II LP. Vantage II LLC is the general partner of Vantage II GP, which is the general partner of Vantage II LP. Each of Vantage II LLC and Vantage II GP share voting, investment and dispositive power over the shares held by Vantage II LP and as a result may be deemed to have beneficial ownership over such securities.
  
  The percentage in Row 13 is based on 14,344,034 shares of Common Stock outstanding as of March 25, 2026, as set forth in the Form 10-K.
- Versant Venture Capital IV, L.P. (CIK 0001456590): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 90,084; shared voting power 0; sole dispositive power 90,084; shared dispositive power 0; aggregate amount beneficially owned 90,084 (0.6% of the class)
  Comment: Comment to Row 2: This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D.
  
  The shares reported on this cover page are held by Versant IV. LLC IV is the general partner of Versant IV and has voting, investment and dispositive power over the shares held by Versant IV and as a result may be deemed to have beneficial ownership over such securities.
  
  The percentage in Row 13 is based on 14,344,034 shares of Common Stock outstanding as of March 25, 2026, as set forth in the Form 10-K.
- Versant Side Fund IV, L.P. (CIK 0001456591): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 567; shared voting power 0; sole dispositive power 567; shared dispositive power 0; aggregate amount beneficially owned 567 (0% of the class)
  Comment: Comment to Row 2: This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D.
  
  The shares reported on this cover page are held by Side Fund IV. LLC IV is the general partner of Side Fund IV and has voting, investment and dispositive power over the shares held by Side Fund IV and as a result may be deemed to have beneficial ownership over such securities.
  
  The percentage in Row 13 is based on 14,344,034 shares of Common Stock outstanding as of March 25, 2026, as set forth in the Form 10-K.
- Versant Ventures IV, LLC (CIK 0001456589): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 90,651; sole dispositive power 0; shared dispositive power 90,651; aggregate amount beneficially owned 90,651 (0.6% of the class)
  Comment: Comment to Row 2: This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D.
  
  The shares reported on this cover page includes (i) 90,084 shares held by Versant IV; and (ii) 567 shares held by Side Fund IV. LLC IV is the general partner of Versant IV and Side Fund IV, and LLC IV has voting, investment and dispositive power over the shares held by each of Versant IV and Side Fund IV and as a result may be deemed to have beneficial ownership over such securities.
  
  The percentage in Row 13 is based on 14,344,034 shares of Common Stock outstanding as of March 25, 2026, as set forth in the Form 10-K.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Tempest Therapeutics, Inc.
Address of issuer's principal executive offices: 2000 Sierra Point Parkway, Suite 400, Brisbane, California (CA), 94005
Comment: This Amendment No. 7 (this "Amendment") amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Commission on May 9, 2022, as amended by Amendment No. 1 filed with the Commission on November 9, 2023, Amendment No. 2 filed with the Commission on February 8, 2024, Amendment No. 3 filed with the Commission on May 13, 2024, Amendment No. 4 filed with the Commission on August 12, 2024, Amendment No. 5 filed with the Commission on February 11, 2025, and Amendment No. 6 filed with the Commission on August 13, 2025 ("Amendment No. 6") (collectively, the "Original Schedule 13D"). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D. This Amendment is being filed to update the aggregate percentage of Common Stock owned by the Reporting Persons due to dilution caused by the Issuer's sales of additional shares of its Common Stock from time to time since the date of the filing of Amendment No. 6. Such transactions resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in Amendment No. 6.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 and 13 of the cover pages of this Amendment for each Reporting Person and the corresponding comments.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 and 13 of the cover pages of this Amendment for each Reporting Person and the corresponding comments.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: March 30, 2026.

## Signatures
- Versant Venture Capital VI, L.P.: /s/Max Eisenberg, Max Eisenberg/COO of Versant Ventures VI GP-GP, LLC, the general partner of Versant Ventures VI GP, L.P., the GP of Versant Venture Capital VI, L.P. (04/02/2026)
- Versant Ventures VI GP, L.P.: /s/Max Eisenberg, Max Eisenberg/Chief Operating Officer of Versant Ventures VI GP-GP, LLC, the general partner of Versant Ventures VI GP, L.P. (04/02/2026)
- Versant Ventures VI GP-GP, LLC: /s/Max Eisenberg, Max Eisenberg/Chief Operating Officer (04/02/2026)
- Versant Vantage II, L.P.: /s/Max Eisenberg, Max Eisenberg/COO of Versant Vantage II GP-GP, LLC, the general partner of Versant Vantage II GP, L.P., the GP of Versant Vantage II, L.P. (04/02/2026)
- Versant Vantage II GP, L.P.: /s/Max Eisenberg, Max Eisenberg/Chief Operating Officer of Versant Vantage II GP-GP, LLC, the general partner of Versant Vantage II GP, L.P. (04/02/2026)
- Versant Vantage II GP-GP, LLC: /s/Max Eisenberg, Max Eisenberg/Chief Operating Officer (04/02/2026)
- Versant Venture Capital IV, L.P.: /s/Max Eisenberg, Max Eisenberg/Chief Operating Officer of Versant Ventures IV, LLC, the general partner of Versant Venture Capital IV, L.P. (04/02/2026)
- Versant Side Fund IV, L.P.: /s/Max Eisenberg, Max Eisenberg/Chief Operating Officer of Versant Ventures IV, LLC, the general partner of Versant Side Fund IV, L.P. (04/02/2026)
- Versant Ventures IV, LLC: /s/Max Eisenberg, Max Eisenberg/Chief Operating Officer (04/02/2026)